Exhibit 99.3

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Filing of the 2018 U.S. Form 20-F and French « Document de Référence » containing the Annual Financial Report

PARIS, France – March 8, 2019 - Sanofi announces today the filing of its Form 20-F with the U.S. Securities and Exchange Commission (SEC) and its “Document de Référence” containing its Annual Financial Report with the French market regulator Autorité des marchés financiers (AMF).

These documents are available on the company’s website: https://www.sanofi.com/en/investors/reports-and-publications/financial-and-csr-reports . In addition, the Form 20-F is available on the website of the SEC (www.sec.gov) and the “Document de Référence” is available on the website of the AMF (www.amf-france.org). A hard copy of these documents, each of which contains our complete audited financial statements, may be received free of charge, upon request.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Quentin Vivant Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com